Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

            The following FCC Public Notice for Comcast-TWC-Charter Transactions was made available by Comcast through a link on its website:

PUBLIC NOTICE
Federal Communications Commission 445 12th St., S.W. Washington, D.C. 20554	News Media Information 202 / 418-0500 Internet: http://www.fcc.gov TTY: 1-888-835-5322

DA 14-986

Released: July 10, 2014

COMMISSION SEEKS COMMENT ON APPLICATIONS OF COMCAST CORPORATION, TIME WARNER CABLE INC., CHARTER COMMUNICATIONS, INC., AND SPINCO TO ASSIGN AND TRANSFER CONTROL OF FCC LICENSES AND OTHER AUTHORIZATIONS

MB Docket No. 14-57

Comments/Petitions Due:  August 25, 2014

Responses to Comments/Oppositions to Petitions Due:  September 23, 2014

Replies to Responses/Oppositions Due:  October 8, 2014

On April 8, 2014, Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“TWC”) submitted joint applications to the Commission seeking consent to transfer control of various Commission licenses and other authorizations pursuant to Sections 214 and 310(d) of the Communications Act of 1934, as amended (“Act”).1 The proposed Comcast-TWC transfers, if completed, would effectuate the sale of certain cable systems and assets of TWC and its affiliates and related entities to subsidiaries or affiliates of Comcast.  Additionally, in connection with the proposed Comcast-TWC transaction, Time Warner Entertainment–Advance/Newhouse Partnership (“TWE-A/N”) and Comcast have submitted applications for the transfer to Comcast of TWE-A/N’s interest in licenses and other authorizations held by Bright House Networks, LLC (“Bright House”).2

1 See 47 U.S.C. §§ 214, 310(d); Applications of Comcast Corp. and Time Warner Cable Inc. for Consent to Transfer Control of Licenses and Authorizations, Applications and Public Interest Statement (filed Apr. 8, 2014) (“Comcast-TWC Application”).

2 Id. at 173 n.468.  According to the Comcast-TWC Application, TWC holds 66.67 percent of TWE-A/N, which in turn is the sole LLC member of Bright House.  Id.  Advance/Newhouse Partnership — an entity in which TWC holds no legal or economic interest — holds the remaining 33.33 percent of TWE-A/N.  Id.  According to the Comcast-TWC Application, TWC provides to Bright House certain services, such as programming and technology support, in exchange for an annual fee but does not share in its profits and losses.  Id.  By contrast, according to Comcast and TWC, Advance/Newhouse Partnership exercises exclusive day-to-day management responsibility for, and de facto control over, the operation of the Bright House systems.  Id.

Subsequent to the filing of the Comcast-TWC Application, on June 4, 2014, Comcast, Charter Communications, Inc. (“Charter”), and SpinCo3 (collectively, the “Divestiture Applicants”) filed transfer applications pursuant to Sections 214 and 310(d) of the Act to effectuate a series of transactions between Comcast and Charter (collectively, the “Divestiture Transactions”).4  The Divestiture Transactions consist of the following three transactions:  (i) a sale to Charter of cable systems serving approximately 1.5 million former TWC video customers; (ii) an exchange between Comcast and Charter of cable systems serving approximately 1.5 million former TWC video customers, as well as seven cable networks affiliated with those systems, and approximately 1.6 million Charter video customers and three cable networks affiliated with those systems; and (iii) a spinoff of cable systems serving approximately 2.5 million legacy Comcast video customers into SpinCo, which will operate as a new, publicly traded cable company.5  According to the parties, the Divestiture Transactions would result in a net reduction of approximately 3.9 million residential video customers for the combined Comcast and TWC.6  In addition, on June 5, 2014, Comcast and TWC submitted a joint letter updating figures, maps, tables, and statements in the Comcast-TWC Application in light of the proposed Divestiture Transactions.7  In the letter, the parties formally request that the Commission consider and process the applications for the proposed Divestiture Transactions contemporaneously with the Comcast-TWC Application in a single pleading

3 According to Divestiture Applicants, after the close of the Comcast-TWC transaction, Comcast intends to form SpinCo, transfer to it certain cable assets and liabilities, and then spin it off to Comcast shareholders, thereby establishing a new, publicly traded cable company.  Public Interest Statement of SpinCo, Charter Communications, Inc., and Comcast Corporation, Spin Transaction, MB Docket No. 14-57 (June 4, 2014) (“SpinCo Public Interest Statement”) at 5.

4 See 47 U.S.C. §§ 214, 310(d); Public Interest Statement of Comcast Corporation and Charter Communications, Inc., Charter-to-Comcast Exchange Transaction, MB Docket No. 14-57 (June 4, 2014) (“Charter-to-Comcast Exchange Public Interest Statement”); Public Interest Statement of Charter Communications, Inc. and Comcast Corporation, Comcast-to-Charter Exchange and Sale Transactions, MB Docket No. 14-57 (June 4, 2014) (“Comcast-to-Charter Sale/Exchange Public Interest Statement”); SpinCo Public Interest Statement.

5 See Letter from Kathryn A. Zachem, Senior Vice President, Regulatory and State Legislative Affairs, Comcast Corp. and Steven Teplitz, Senior Vice President, Government Relations, Time Warner Cable Inc., to Marlene H. Dortch, Secretary, FCC, MB Docket No. 14-57 (June 5, 2014) (“Comcast-TWC Supplement Letter”) at 2.

6 Id. at 2-3.  According to Comcast and TWC, the proposed Divestiture Transactions, if completed, would achieve Comcast’s stated intention in the Comcast-TWC Application to reduce its post-transaction national share of managed residential video subscribers below 30 percent.  See id. at 1; Comcast-TWC Application at 7.  Comcast’s calculation of its post-transaction share of managed residential video subscribers does not include its acquisition of TWC’s attributable interest in cable systems managed by Bright House or any other attributable ownership interests where Comcast does not manage the systems.  See Letter from Kathryn A. Zachem, Senior Vice President, Regulatory and State Legislative Affairs, Comcast Corp., Catherine Bohigian, Executive Vice President, Government Affairs, Charter Communications, Inc., and Steven Teplitz, Senior Vice President, Government Relations, Time Warner Cable Inc., to Marlene H. Dortch, Secretary, FCC, MB Docket No. 14-57 (June 24, 2014) (“June 24, 2014 Supplement Letter”) at 9-12.  In addition, Charter currently serves approximately 4.2 million residential video customers; however, following the Divestiture Transactions, it will own, or provide services under contract to, cable systems serving approximately 8.3 million video customers.  Comcast-to-Charter Sale/Exchange Public Interest Statement at 1-2; June 24, 2014 Supplement Letter at 3.

7 See Comcast-TWC Supplement Letter at 3-8.  According to Comcast and TWC, the Divestiture transactions “do not alter any material aspect of the Comcast-TWC transaction or the applications related to that transaction.”  Id. at 1.

cycle.8  On June 24, 2014, Comcast, Charter, and TWC submitted a letter to provide additional data and information about Comcast, Charter, and SpinCo, as well as Bright House, following the Comcast-TWC transaction and the Divestiture Transactions.9

We seek comment from interested persons to assist the Commission in its independent review of all proposed transfers of licenses and other authorizations referred to in this Public Notice.10  The details of the proposed transfers and the procedures on how to file petitions to deny and comments are set forth below.

DESCRIPTION OF THE PROPOSED TRANSACTIONS

According to the Comcast-TWC Application, Comcast has entered into an agreement with TWC whereby Comcast will acquire 100 percent of TWC’s equity in exchange for shares of Comcast Class A stock.11  Comcast and TWC state that the proposed transaction is a straightforward acquisition of TWC, and that Comcast plans to retain all of TWC’s existing assets, subject to divestitures of cable systems totaling approximately 3.9 million video subscribers.12  According to the Comcast-TWC Application, at the closing of the transaction, Tango Acquisition Sub, Inc. (“TAS”), a new direct wholly owned subsidiary of Comcast, will merge with TWC under Delaware law.13  At that time, the separate corporate existence of TAS will cease and, thereafter, TWC will be a wholly owned subsidiary of Comcast.14

8 Id. at 2.  Comcast and TWC note that the closing of the Comcast-TWC transaction is a pre-condition to the Divestiture Transactions and therefore request that the Commission grant approvals for the Comcast-TWC transaction and the Divestiture Transactions at the same time.  Id. at 2 n.4.  They also state that, should the closing of the Divestiture Transactions be delayed, or should it fail to occur, Comcast may need the ability to own all of the TWC systems for a period of 12 to 18 months following the closing of the Comcast-TWC transaction in order to complete divestiture in the least disruptive manner.  Id.

9 See June 24, 2014 Supplement Letter.

10 A list of the licenses and authorizations subject to the filed applications is included in the Attachment to this Public Notice.

11 Comcast-TWC Application at 7.

12 Id.; Comcast-TWC Supplement Letter at 3. Comcast is currently the largest multichannel video programming distributor (“MVPD”) in the United States and owns and operates cable systems serving approximately 22.6 million video customers.  See Comcast-TWC Application at 8; June 24, 2014 Supplement Letter at 2.  TWC is the fourth-largest MVPD in the United States, serving approximately 11.4 million video customers.  Comcast-TWC Application at 14.  Following all of the proposed transactions, including divestitures, Comcast would serve approximately 29.8 million managed video subscribers (or less than 30 percent of MVPD subscribers nationwide).  June 24, 2014 Supplement Letter at 2.  Moreover, following the Divestiture Transactions, Comcast would operate in 16 of the top 20 Designated Market Areas, the same number as it does today.  Comcast-TWC Supplement Letter at 3.  In addition to its 29.8 million managed video subscribers post-transaction, as noted above, Comcast will acquire TWC’s attributable interest in cable systems managed by Bright House.  According to the applicants, following the proposed transactions, Bright House will serve approximately 2.1 million video subscribers.  June 24, 2014 Supplement Letter at 12.

13 Comcast-TWC Application at 7.

14 Id.

Contemporaneously with the merger, each TWC share will be converted into the right for TWC stockholders to receive 2.875 shares of Comcast Class A stock.15

In addition, TWE-A/N and Comcast have submitted applications in connection with the proposed Comcast-TWC transaction to transfer control from TWC to Comcast of certain licenses and other authorizations held by Bright House.  According to Comcast and TWC, the Comcast-TWC transaction will technically effect a transfer of TWC’s indirect legal interest in Bright House to Comcast.16  Comcast states that it has yet to determine the exact parameters of its post-transaction relationship with Bright House;17 however, according to Comcast and TWC, Advance/Newhouse Partnership, and not TWC, currently has, and will retain, all day-to-day managerial control over, and all economic interest in, the licenses and other authorizations held by Bright House.18

As noted above, Comcast, Charter, and SpinCo have submitted the Divestiture Transactions, pursuant to which Comcast will sell, exchange, and spin off cable systems resulting in a net reduction of approximately 3.9 million residential video customers and the establishment of SpinCo as a new, publicly traded cable company.19  According to the SpinCo Public Interest Statement, SpinCo will operate as an independent cable company serving customers in eleven states.20  As part of the SpinCo transaction, Charter will form a holding company (“New Charter”) and, at the closing of the transaction, a direct, wholly owned subsidiary of New Charter (“Merger Sub 2”) will merge with SpinCo and then cease to exist as a separate corporate entity.21  As a result, Charter will acquire an approximate 33 percent interest in SpinCo, which it will obtain from Comcast shareholders (including former TWC shareholders) in exchange for Charter stock representing an approximate 13 percent stake in Charter (as of the time the SpinCo transaction was announced).22  Comcast shareholders (including former TWC shareholders) will hold the remaining 67 percent interest in SpinCo.23  According to the SpinCo Public Interest Statement, SpinCo will have a nine-person board of directors, with six independent directors and three directors designated by Charter.24  Comcast states that it will have no ownership interest in, or management or control of, SpinCo after the spinoff is complete.25  In addition, for the first eight years thereafter, Comcast

15 Id.

16 See supra note 2 (discussing the nature of TWC’s ownership interest in Bright House).

17 June 24, 2014 Supplement Letter at 11.

18 Comcast-TWC Application at 173 n.468.  Comcast and TWC have therefore sought pro forma treatment for the Bright House transfer applications.

19 Comcast-to-Charter Sale/Exchange Public Interest Statement at 5.  At least initially, SpinCo will be named “Midwest Cable LLC.”  SpinCo Public Interest Statement at 1.

20 Id. at 5.

21 Id. at 6.

22 Id. at 3.

23 Id. at 3.

24 Id. at 3-4.

25 SpinCo Public Interest Statement at 1.

will be prohibited from owning more than one percent of SpinCo’s shares.26  The SpinCo Public Interest Statement states that Charter will be prohibited from increasing its stake in SpinCo for the first two years post-closing and, absent approval from SpinCo’s non-Charter directors or its non-Charter shareholders, Charter will be prohibited from owning more than 49 percent of the company for the first four years.27  Finally, Charter will make an array of services available to SpinCo pursuant to a three-year services agreement (with automatic one-year renewals unless terminated by either party), in exchange for which, SpinCo will make quarterly payments to Charter equal to 4.25 percent of SpinCo’s quarterly gross revenues, plus the cost of the services rendered.28

In their application, Comcast and TWC assert that the proposed Comcast-TWC transaction will generate substantial public interest benefits that would not occur as broadly or as rapidly absent the transaction.29  In particular, Comcast and TWC assert that efficiencies and synergies flowing from the transaction will allow the combined company to “forge a faster path to all-digital systems, higher broadband speeds, more advanced video and voice services, a more secure network, better system reliability, and other benefits to consumers, businesses, and the public interest generally.”30  According to Comcast and TWC, following completion of the several proposed transactions, Comcast will expand its video subscriber base by approximately seven million customers and will reach additional markets in which it previously had limited or no presence (e.g., New York City, Los Angeles, and Dallas-Fort Worth).31  Comcast and TWC assert that TWC customers, in particular, will benefit from the substantial upgrades that Comcast intends to make to the TWC network.32  In addition, Comcast commits to extending its low-income broadband adoption program — known as “Internet Essentials” — throughout the territories that it is acquiring.33  Moreover, Comcast also commits to extending to those territories many of the commitments and conditions that it is bound by under the Comcast-NBCU Order,34

26 Id.

27 Id. at 4.

28 Id. at 3-4.  In conjunction with the services agreement between SpinCo and Charter, there will be a temporary transition services agreement between SpinCo and Comcast to ensure that customers moving from Comcast to SpinCo experience minimal service disruption.  Id. at 3.

29 Comcast-TWC Application at 23-28.

30 Id. at 28.

31 Id. at 25-26; Comcast-TWC Supplement Letter at 3.  Comcast and TWC also note that the acquisition of TWC systems will provide Comcast with access to several markets that are clustered near its existing markets (e.g., in Georgia, South Carolina, North Carolina, and Virginia).  Comcast-TWC Application at 26.

32 Specifically, Comcast commits to “adding substantial incremental investment to what TWC had planned for broadband upgrades and enhancements over the next three years.”  Id. at 28.

33 Id. at 59-66; Comcast-TWC Supplement Letter at 6.

34 See Applications of Comcast Corporation, General Electric Company and NBC Universal, Inc. for Consent to Assign Licenses and Transfer Control of Licensees, Memorandum Opinion and Order, 26 FCC Rcd 4238 (2011) (“Comcast-NBCU Order”).

including, among others, its commitment to comply with the Commission’s Open Internet rules and its commitment to offer broadband service on a standalone basis.35

Divestiture Applicants assert that the Divestiture Transactions will not reduce — and in some cases will enhance — the public interest benefits detailed in the Comcast-TWC Application.36  In particular, they assert that the Divestiture Transactions will allow them to better rationalize their geographic footprints by filling in gaps within the existing Comcast and Charter footprints.37  Divestiture Applicants contend that such clustering of systems will, among other things, facilitate investment in and deployment of advanced services,38 produce opportunities for operational and marketing efficiencies,39 improve their ability to provide customer service,40 and strengthen their ability to compete with incumbent local exchange carriers and other competitors that operate on a regional or super-regional scale.41  Moreover, they contend that Charter’s acquisition of cable systems will provide it with increased scale that is likely to enhance many of these benefits for Charter customers.42  In addition, Divestiture Applicants assert that Charter customers being acquired by Comcast will enjoy many of the same benefits as TWC customers being acquired in the Comcast-TWC transaction, including, among others, the

35 Comcast-TWC Application at 106-20; Comcast-TWC Supplement Letter at 6.  Comcast and TWC state that Comcast is now the only company legally bound by the no-blocking and non-discrimination rules in the Open Internet Order, following the recent court decision vacating those rules, and that the transaction therefore will spread the reach of those protections to millions of additional customers.  Id. at 59; see also Preserving the Open Internet, Report and Order, 25 FCC Rcd 17905 (2010) (“Open Internet Order”), aff'd in part, vacated and remanded in part sub nom. Verizon v. FCC, 740 F.3d 623 (D.C. Cir. 2014).

36 In their supplemental declaration filed with the Charter-to-Comcast Exchange Public Interest Statement, Drs. Gregory L. Rosston and Michael D. Topper conclude that the public interest benefits related to scale that were identified in the Comcast-TWC Application remain valid because the divestitures are only “slightly larger” than the level (3 million) they previously assumed and calculated into their original analysis.  See Rosston and Topper, An Economic Analysis of the Proposed Comcast Divestiture Transactions with Charter (June 4, 2014) at 2, ¶ 5.

37 Charter-to-Comcast Exchange Public Interest Statement at 5-10; Comcast-to-Charter Sale/Exchange Public Interest Statement at 7-10; SpinCo Public Interest Statement at 10-14.  Specifically, Comcast will fill gaps in its footprint in portions of the Northeast (New England and New York), the Southeast (Virginia, Tennessee, North Carolina, and Georgia), Texas, and the West Coast (California, Oregon, and Washington).  Charter-to-Comcast Exchange Public Interest Statement at 5.  By contrast, post-transaction Charter and SpinCo will each have a sizeable presence in parts of the Midwest and the Southeast not served by Comcast.  Comcast-to-Charter Sale/Exchange Public Interest Statement at 7; SpinCo Public Interest Statement at 1, 5.

38 Charter-to-Comcast Exchange Public Interest Statement at 7-8; Comcast-to-Charter Sale/Exchange Public Interest Statement at 9-10; SpinCo Public Interest Statement at 12, 15-16.

39 Charter-to-Comcast Exchange Public Interest Statement at 9-10; Comcast-to-Charter Sale/Exchange Public Interest Statement at 8-9; SpinCo Public Interest Statement at 10-12.

40 Charter-to-Comcast Exchange Public Interest Statement at 8; Comcast-to-Charter Sale/Exchange Public Interest Statement at 10; SpinCo Public Interest Statement at 12.

41 Charter-to-Comcast Exchange Public Interest Statement at 8-9; Comcast-to-Charter Sale/Exchange Public Interest Statement at 7-9, 14-16; SpinCo Public Interest Statement at 16-17.

42 Comcast-to-Charter Sale/Exchange Public Interest Statement at 10-17.  Charter states that it “anticipates investing substantially in the TWC infrastructure” to bring advanced services to the acquired TWC systems.  Id. at 12-14.

extension of Comcast’s conditions and commitments from the NBCUniversal transaction.43  Divestiture Applicants further assert that SpinCo — with nearly 2.5 million video subscribers — will have sufficient scale post-transaction to compete as a standalone company, and through its services agreement with Charter, it will provide its customers with access to Charter’s industry-leading broadband products and services.44

In addition to the affirmative public interest benefits set forth in their application, Comcast and TWC assert that the proposed Comcast-TWC transaction will not result in any public interest harms.  Comcast and TWC contend that, because their two companies serve almost entirely distinct geographic areas, the transaction will reduce neither competition nor consumer choice among broadband, video, or voice providers.45  In addition, Comcast and TWC contend that Comcast’s increased scale as a buyer of video programming will not cause competitive harm because, following the Divestiture Transactions, Comcast will manage systems serving fewer than 30 percent of the total MVPD subscribers in the United States.46  Comcast and TWC further argue that, given consumer demand for edge provider offerings, as well as the competitive nature of the broadband market, the combined company will have neither the incentive nor the ability to restrict access to its high-speed Internet customers.47  Finally, Comcast and TWC assert that the transaction complies fully with the Communications Act and all Commission rules.48

Divestiture Applicants similarly contend that the Divestiture Transactions will not create any public interest harms.  In particular, they assert that Comcast, TWC, and Charter each serve distinct geographic markets today, and therefore the Divestiture Transactions — like the Comcast-TWC transaction — will not reduce the number of competitive choices for consumers.49  In addition, they assert that the Divestiture Transactions do not pose any vertical integration concerns as no national

43 Charter-to-Comcast Exchange Public Interest Statement at 10-12.

44 SpinCo Public Interest Statement at 14.

45 Comcast-TWC Application at 138.  Comcast and TWC state that, after taking into account the Divestiture Transactions, there is an overlap of approximately 780 residential or small- or medium-sized business customers, and approximately 190 business customers, in the two companies’ service areas.  Comcast-TWC Supplement Letter at 4-5.

46 Comcast-TWC Application at 143; Comcast-TWC Supplement Letter at 3.  Comcast and TWC note that 30 percent had previously been identified by the Commission as the appropriate threshold for its cable ownership cap, but that the U.S. Court of Appeals for the District of Columbia twice rejected a 30 percent cap, most recently in 2009.  Comcast-TWC Application at 143-44 (citing Comcast Corp. v. FCC, 579 F.3d 1 (D.C. Cir. 2009); Time Warner Entm’t Co. v. FCC, 240 F.3d 1126 (D.C. Cir. 2001)).

47 Comcast-TWC Application at 156-64.

48 Id. at 171-73.

49 Charter-to-Comcast Exchange Public Interest Statement at 12-13; Comcast-to-Charter Sale/Exchange Public Interest Statement at 18; SpinCo Public Interest Statement at 20.  Divestiture Applicants note that approximately 2,800 Comcast residential or small- or medium-sized business customers are located in Charter’s service areas (and the number of Charter customers in Comcast service areas is similar), as well as approximately 1,500 TWC residential or small- or medium-sized business customers located in Charter’s service areas (and 790 Charter customers in TWC service areas).  Charter-to-Comcast Exchange Public Interest Statement at 13 n.31.

programming assets will be changing hands.50  Moreover, they argue that Comcast’s enhanced regional presence following its acquisition of Charter systems will not increase its incentive or ability to withhold programming, or to demand higher prices, because Comcast will see only modest increases in subscriber share within the footprints of its affiliated O&O broadcast stations and its English-language RSNs.51

The Divestiture Applicants also state that the Divestiture Transactions will not result in the violation of any provision of the Communications Act or the Commission’s rules.52  In addition, Comcast notes that Charter has received a waiver of the Commission’s navigation device “integration ban,” which expires on April 18, 2015, with respect to the navigation devices currently deployed on the Charter cable systems that Comcast is acquiring.53  Comcast requests that the Commission grant it the benefit of the waiver through April 18, 2016 to give Comcast sufficient time to integrate the systems into its network and to migrate them to a new security solution.54  Comcast explains that its waiver request is limited to the integrated set-top boxes that Charter will have already deployed at the time of the transaction and Comcast commits that it “will not deploy any new integrated set-top boxes in the acquired systems or in any other Comcast system after the transaction is completed.”55

ASSIGNMENT AND TRANSFER OF CONTROL APPLICATIONS

The file numbers and call signs of the Comcast, TWC, and Charter facilities that are the subject of the assignment and transfer of control applications are listed in the Attachment to this Public Notice.56  Interested parties should refer to the assignment and transfer of control applications for a listing of the licenses.  Parties should be aware that additional applications may have to be filed to identify any additional licenses and other authorizations in the services noted.  Comcast and TWC have requested that the

50 Id. at 13; Comcast-to-Charter Sale/Exchange Public Interest Statement at 19-20; SpinCo Public Interest Statement at 21.  Divestiture Applicants note that a total of twelve local or regional programming networks — including four regional sports networks (“RSNs”) — will be changing hands but argue that the potential loss of subscriber revenue, along with the Commission’s program access rules, should adequately address any theoretical concerns that they would withhold such programming.  Id.

51 Charter-to-Comcast Exchange Public Interest Statement at 14-15.  In addition, Divestiture Applicants assert that the modest share of Charter subscribers that Comcast will acquire in certain large DMAs (e.g., New York, Los Angeles, and Dallas-Fort Worth) will not significantly increase Comcast’s purchasing power.  Id. at 16.

52 Id. at 18; Comcast-to-Charter Sale/Exchange Public Interest Statement at 20; SpinCo Public Interest Statement at 21.

53 See Charter-to-Comcast Exchange Public Interest Statement at 18 (citing Charter Commc’ns, Inc., Request for Waiver of Section 76.1204(a)(1) of the Commission’s Rules, Memorandum Opinion and Order, 28 FCC Rcd 5212 (2013)).

54 Charter-to-Comcast Exchange Public Interest Statement at 18.

55 Letter from Kathryn A. Zachem, Senior Vice President, Regulatory and State Legislative Affairs, Comcast, to Marlene H. Dortch, Secretary, FCC, MB Docket No. 14-57 (July 2, 2014), at 1.  Comcast notes that a waiver will give it “sufficient time to migrate the integrated boxes at issue to a compliant security solution consistent with Comcast’s security plans across its footprint, or pursue other measures to achieve compliance in the acquired system, by April 18, 2016.”  Id. at 2.

56 File numbers and call signs for Bright House facilities that are subject to applications for pro forma transfer of control also are listed in the Attachment.

Commission’s grant of consent to the transfer of control of the licenses and other authorizations include the authority for Comcast to acquire control of:  (1) any licenses and other authorizations issued to TWC or to its subsidiaries or affiliates during the Commission’s consideration of the applications and the period required for the consummation of the proposed transaction following approval; and (2) applications that will have been filed by TWC or its subsidiaries or its affiliates and that are pending at the time of consummation of the proposed transaction.57

EX PARTE STATUS OF THIS PROCEEDING

Pursuant to section 1.1200(a) of the Commission’s rules,58 the Commission may in its discretion modify the ex parte procedures in particular proceedings if the public interest so requires.  As we have previously announced, these applications will be governed by the permit-but-disclose ex parte procedures that are applicable to non-restricted proceedings under section 1.1206 of the Commission’s rules.59 Parties making oral ex parte presentations are reminded that they must file notices of the presentations which must contain, with regard to material already in the written record, either a succinct summary of the matters discussed or a citation to the page or paragraph number in the party’s written submission(s) where the matters discussed can be found, and with regard to any new information, a summary of the new data and arguments presented.  Memoranda must contain a summary of the substance of the ex parte presentation and not merely a listing of the subjects discussed.  More than a one or two sentence description of the views and arguments presented is generally required.  All of the disclosure requirements pertaining to oral and written ex parte presentations are set forth in section 1.1206(b).60 Requests for exemptions from the disclosure requirements pursuant to section 1.1204(a)(9)61 may be made to Jonathan Sallet at (202) 418-1700 or Hillary Burchuk (202) 418-1719.

REQUESTS FOR EX PARTE MEETINGS

All requests for meetings with Commission staff regarding this Docket should be made on-line, using the link at http://transition.fcc.gov/transaction/comcast-twc_exparte-meeting-request.  Those who lack Internet access may direct their requests to Vanessa Lemmé, Media Bureau, (202) 418-2611.

GENERAL INFORMATION

The applications for assignment and transfer of control of the licenses and other authorizations referred to in this Public Notice have been accepted for filing upon initial review.  The Commission reserves the right to return any application if, upon further examination, it is determined to be defective and not in conformance with the Commission’s rules, regulations, or policies.

57 Comcast-TWC Application at 174.  Likewise, Divestiture Applicants have made equivalent requests with respect to the Divestiture Transactions.  See Comcast-to-Charter Sale/Exchange Public Interest Statement at 20-21; SpinCo Public Interest Statement at 22.

58 47 C.F.R. § 1.1200(a).

59 Id. § 1.1206; see also Commission Announces That the Applications Proposing the Transfer of Control of the Licenses and Authorizations Held by Time Warner Cable, Inc. and Its Subsidiaries to Comcast Corporation Have Been Filed and Permit-But-Disclose Ex Parte Procedures Now Apply, Public Notice, 29 FCC Rcd 3741 (2014).

60 47 C.F.R. § 1.1206(b).

61 Id. § 1.1204(a)(9).

Interested persons must file comments or petitions to deny the applications no later than August 25, 2014.  Responses to comments or oppositions to petitions must be filed no later than September 23, 2014.  Replies to responses or oppositions must be filed no later than October 8, 2014.  Persons and entities that file comments or petitions to deny may participate fully in the proceeding, including seeking access to any confidential and/or highly confidential information that may be filed under a protective order.62  Persons and entities that do not file petitions to deny, however, even if they file comments, generally may not seek reconsideration of the Commission’s decision regarding the transfer of control of the licenses or other authorizations at issue or appeal a final decision to the courts.63

To allow the Commission to consider fully all substantive issues regarding the applications referred to in this Public Notice in as timely and efficient a manner as possible, petitioners and commenters should raise all issues in their initial filings.  New issues may not be raised in responses or replies. 64  A party or interested person seeking to raise a new issue after the pleading cycle has closed must show good cause why it was not possible for it to have raised the issue previously.  Submissions after the pleading cycle has closed that seek to raise new issues based on new facts or newly discovered facts should be filed within 15 days after such facts are discovered.  Absent such a showing of good cause, any issues not timely raised may be disregarded by the Commission.

All filings concerning matters referenced in this Public Notice should refer to MB Docket No. 14-57, and if they pertain only to specific applications or matters, to the specific file numbers of the individual applications or matters as well.

Comments may be filed using the Commission’s Electronic Comment Filing System (ECFS).  See Electronic Filing of Documents in Rulemaking Proceedings, 63 FR 24121 (1998).

▪	Electronic Filers: Comments may be filed electronically using the Internet by accessing the ECFS: http://fjallfoss.fcc.gov/ecfs2/.

▪
Paper Filers:  Parties who choose to file by paper must file an original and one copy of each filing.  Filings may be sent by hand or messenger delivery, by commercial overnight courier, or by first-class or overnight U.S. Postal Service mail.  All filings must be addressed to the Commission’s Secretary, Office of the Secretary, Federal Communications Commission.

▪	All hand-delivered or messenger-delivered paper filings for the Commission’s Secretary must be delivered to FCC Headquarters at 445 12th St., SW, Room TW-A325,

62 On April 4, 2014, the Media Bureau released a Joint Protective Order governing the review of both confidential information and highly confidential information submitted by applicants and others in this proceeding.  Applications of Comcast Corp. and Time Warner Cable Inc. for Consent to Assign or Transfer Control of Licenses and Authorizations, Joint Protective Order, 29 FCC Rcd 3688 (2014).

63 47 U.S.C. § 405(a); 47 C.F.R. § 1.106(b)(1) (“If the petition is filed by a person who is not a party to the proceeding, it shall state with particularity the manner in which the person's interests are adversely affected by the action taken, and shall show good reason why it was not possible for him to participate in the earlier stages of the proceeding.”); 47 C.F.R.. § 1.106(m); Shareholders of Tribune Co., Transferors & Sam Zell, et al. Transferees, 29 FCC Rcd 844, 847-48 ¶¶ 10-15 (2014) (discussing prerequisites for petitions to deny).

64 See Section 1.45(c) of the Commission’s Rules, 47 C.F.R. § 1.45(c).

Washington, DC 20554.  The filing hours are 8:00 a.m. to 7:00 p.m.   All hand deliveries must be held together with rubber bands or fasteners.  Any envelopes and boxes must be disposed of before entering the building.

▪	Commercial overnight mail (other than U.S. Postal Service Express Mail and Priority Mail) must be sent to 9300 East Hampton Drive, Capitol Heights, MD 20743.

▪	U.S. Postal Service first-class, Express, and Priority mail must be addressed to 445 12th Street, SW, Washington DC 20554.

In addition, one copy of each submission must be sent to the following:

1.	The Commission’s duplicating contractor, Best Copy and Printing, Inc., at fcc@bcpiweb.com, or (202) 488-5563 (facsimile);

2.	Vanessa Lemmé, Media Bureau, at Vanessa.Lemme@fcc.gov, or (202) 418-2053 (facsimile);

3.	Marcia Glauberman, Media Bureau, at Marcia.Glauberman@fcc.gov, or (202) 418-2053 (facsimile);

4.	William Dever, Wireline Competition Bureau, at William.Dever@fcc.gov, or (202) 418-1234 (facsimile); and

5.	Jim Bird, Office of General Counsel, at TransactionTeam@fcc.gov, or (202) 418-1234 (facsimile).

Any submission that is e-mailed to Best Copy and Printing and the persons listed above should include in the subject line of the e-mail:  (1) MB Docket No. 14-57; (2) the name of the submitting party; and (3) a brief description or title identifying the type of document being submitted (e.g., MB Docket No. 14-57, Comcast Corporation, Ex Parte Notice).

People with Disabilities.  To request materials in accessible formats for people with disabilities (braille, large print, electronic files, audio format), send an e-mail to fcc504@fcc.gov or call the Consumer & Governmental Affairs Bureau at 202-418-0530 (voice), 202-418-0432 (TTY).

Availability of Documents.  Documents in this proceeding will be available for public inspection and copying during business hours at the FCC Reference Information Center, Portals II, 445 12th Street, S.W., Room CY-A257, Washington, D.C. 20554.  The documents may also be purchased from BCPI, telephone (202) 488-5300, facsimile (202) 488-5563, TTY (202) 488-5562, e-mail fcc@bcpiweb.com.  The Application is also available electronically through the Commission’s ECFS, which may be accessed on the Commission’s Internet website at http://www.fcc.gov.  Additional information regarding the proposed transaction will be available on the FCC’s Office of General Counsel’s transaction website, http://www.fcc.gov/transaction/comcast-twc, which will contain an unofficial listing and electronic copies of materials in this Docket.

Further Information.  For further information, contact Marcia Glauberman, Media Bureau, (202) 418-7046, or Matthew Warner, Wireline Competition Bureau, (202) 418-2419.  Press inquiries should be directed to Janice Wise, Media Bureau, (202) 418-8165.  TTY: (202) 418-2555 or (888) 835-5322.

-FCC-

ATTACHMENT

COMCAST/TIME WARNER CABLE TRANSACTION

Part 78 – Cable Television Relay Service (CARS)

File No.	Licensee	Call Sign
CAR-20140422AC-09	Oceanic Time Warner Cable LLC	WAE-470
CAR-20140422AD-09	Oceanic Time Warner Cable LLC	WAE-478
CAR-20140422AE-09	Oceanic Time Warner Cable LLC	WAX-743
CAR-20140422AF-09	Oceanic Time Warner Cable LLC	WBM-742
CAR-20140422AG-09	Oceanic Time Warner Cable LLC	WBM-744
CAR-20140422AH-09	Oceanic Time Warner Cable LLC	WLY-376
CAR-20140422AI-09	Oceanic Time Warner Cable LLC	WLY-402
CAR-20140422AJ-09	Oceanic Time Warner Cable LLC	WLY-415
CAR-20140422AK-09	Oceanic Time Warner Cable LLC	WLY-713
CAR-20140422AR-09	Time Warner Cable Pacific West LLC	KB-60101
CAR-20140422AS-09	Time Warner Cable Pacific West LLC	KD-55007
CAR-20140422AT-09	Time Warner Cable Pacific West LLC	WAE-606
CAR-20140422AU-09	Time Warner Cable Pacific West LLC	WHZ-293
CAR-20140422AV-09	Time Warner Cable Pacific West LLC	WHZ-301
CAR-20140422AW-09	Time Warner Cable Pacific West LLC	WLY-269
CAR-20140422AX-09	Time Warner Cable Pacific West LLC	WLY-662
CAR-20140422AY-09	Time Warner Cable Pacific West LLC	WLY-893
CAR-20140422AZ-09	Time Warner Cable Pacific West LLC	WSJ-903
CAR-20140422AB-09	Time Warner Cable Midwest LLC	KD-55034
CAR-20140422BD-09	Time Warner Cable Texas LLC	KA-80623
CAR-20140422AL-09	Time Warner Cable Northeast LLC	KB-60127
CAR-20140422AM-09	Time Warner Cable Northeast LLC	KD-55003
CAR-20140422AN-09	Time Warner Cable Northeast LLC	KD-55027
CAR-20140422AO-09	Time Warner Cable Northeast LLC	KD-55031
CAR-20140422AP-09	Time Warner Cable Northeast LLC	WLY-609
CAR-20140422AQ-09	Time Warner Cable Northeast LLC	WLY-852
CAR-20140422AA-09	Time Warner Cable New York City LLC	KD-55028
CAR-20140422BA-09	Time Warner Cable Southeast LLC	KD-55024
CAR-20140422BB-09	Time Warner Cable Southeast LLC	KD-55026
CAR-20140422BC-09	Time Warner Cable Southeast LLC	WLY-235

Listed below are Bright House licenses subject to applications for pro forma transfer of control:

File No.	Licensee	Call Sign
CAR-20140422BF-09	Bright House Networks, LLC	WHZ-396
CAR-20140422BG-09	Bright House Networks, LLC	KA-80616
CAR-20140422BH-09	Bright House Networks, LLC	KD-55009
CAR-20140422BI-09	Bright House Networks, LLC	WHZ-652
CAR-20140422BJ-09	Bright House Networks, LLC	KD-55011

Part 25 – Satellite Communications Licenses and Registrations

Transmit/Receive Earth Station Licenses – Temporary-Fixed

File No.	Licensee	Call Sign
SES-T/C-20140408-00254	Time Warner Cable Midwest LLC	E020130
E040257

SES-T/C-20140408-00257	Oceanic Time Warner Cable LLC	E080200

SES-T/C-20140408-00259	Time Warner Cable Northeast LLC	E020046
E020162
E030142
E040258
E040450
E050253

SES-T/C-20140408-00261	Time Warner Cable New York City LLC	E010308

SES-T/C-20140408-00264	Time Warner Cable Southeast LLC	E020012
E020045
E070058
E070059
E070060

SES-T/C-20140408-00267	Time Warner Cable Texas LLC	E120088

Listed below are Bright House licenses subject to applications for pro forma transfer of control:

File No.	Licensee	Call Sign
SES-T/C-20140421-00306	Bright House Networks, LLC	E060061
E060137
E060138
E070009
E980521
E990035

Receive-Only Earth Station Registrations

File No.	Registration Holder	Call Sign
SES-T/C-20140408-00249	Insight Communications Midwest, LLC	E5828
E5921
E990037
WV66

SES-T/C-20140408-00250	Time Warner Cable Southeast LLC	E080034
E2084
E2362
E2442

E5204
E5489
E6407
E860365
E890880
E890887
E890889
E890947
E900387
E900388
E920351
WB59
WD41
WE97
WF74
WG32
WG36
WG86
WG89
WH21
WH89
WN63
WN78
WR95
WS37

SES-T/C-20140408-00251	Insight Kentucky Partners II, L.P.	E2091
E3703
E5074
E6334

SES-T/C-20140408-00253	Time Warner Cable Enterprises LLC	E860675

SES-T/C-20140408-00255	Time Warner Cable Pacific West LLC	E050104
E080189
E2187
E2321
E2480
E2983
E3015
E3075
E3118
E3198
E3199
E3201
E3238
E3293
E4930
E5019
E5048

E5057
E5404
E5961
E6438
E6474
E6756
E860336
E860337
E874223
E880022
E880393
E880841
E880852
E881085
E890025
E890603
E950223
E960066
E960176
E960320
KB62
KB97
KK46
KK81
KM99
KP64
KP72
KW80

SES-T/C-20140408-00256	Time Warner Cable Midwest LLC	E040017
E2018
E2425
E2426
E2427
E2679
E2685
E2985
E3145
E3436
E3458
E3505
E3506
E3550
E3551
E3952
E4172
E4198
E4338
E4341
E4478

E5020
E5437
E5498
E6449
E7300
E860321
E865184
E870893
E872136
E873416
E873418
E873420
E873614
E880468
E880888
E890798
E890832
E900073
E900577
E9046
E910224
E9194
E920186
E920188
E930031
E930144
E930196
E940078
E9472
E950468
E960299
E980458
KF37
KY95
KZ28
WB50
WD20
WE47
WF88
WG76
WK50
WN46
WN89
WP20
WQ55
WR73
WS44
WT29
WV36

SES-T/C-20140408-00258	Oceanic Time Warner Cable LLC	E6736

SES-T/C-20140408-00260	Time Warner Cable Texas LLC	E2889
E890831
E950214
E950394
E9530
KP85
KT59
KU69
KU72
KY61

SES-T/C-20140408-00262	Time Warner Cable Northeast LLC	E000249
E2075
E2573
E2632
E3283
E3533
E3542
E3560
E3571
E3824
E4158
E4217
E4261
E4384
E4385
E4474
E5897
E5905
E6333
E6338
E8309
E860969
E870043
E870127
E870272
E873722
E8796
E8842
E8856
E890026
E890152
E900146
E900679
E940490
E950014
E950081
E950084

E950097
E960052
E960055
E970250
WG21
WG77
WH47
WL33
WN29
WQ80
WR92
WT85
WT93
WV84
WY82
WZ42

SES-T/C-20140408-00265	Time Warner Cable New York City LLC	E860649
E865064
E874282
E881207
E881208
E900314
E930246

SES-T/C-20140408-00266	Time Warner Entertainment–Advance/Newhouse Partnership	E100101
E4381
E920572
KJ59
WQ21

Section 214 Authorizations

Part 63 – Domestic Section 214 Authority

Comcast and TWC have filed an application for consent to the transfer of control of domestic section 214 authority in connection with the Comcast-TWC transaction described above.65  Applicants do not request streamlined treatment for this application under section 63.03(b) of the Commission’s rules.66

65 Applications of Comcast Corp. and Time Warner Cable Inc. for Consent Pursuant to Section 214 of the Communications Act of 1934, as Amended, to Transfer Control of Subsidiaries of Time Warner Cable Inc., MB Docket No. 14-57, Joint Application (filed Apr. 8, 2014) (TWC is authorized to provide interstate and intrastate telecommunications services in 33 states).

66 47 C.F.R. § 63.03(b).

Part 63 – International Section 214 Authorizations

File No.	Authorization Holder	Authorization Number
ITC-T/C-20140408-00116	TWCIS HoldCo LLC	ITC-214-20030117-00043
ITC-T/C-20140408-00117	Insight Midwest Holdings, LLC	ITC-214-20040723-00514

Parts 87, 90 and 101 – Private Wireless Licenses

File No.	Licensee	Lead Call Sign
0006184861	Time Warner Cable Enterprises LLC	WQJU341
0006184863	Oceanic Time Warner Cable LLC	WQQS791
0006184865	Time Warner Cable Pacific West LLC	KBL655
0006184868	Time Warner Cable Midwest LLC	KSP492
0006184872	Time Warner Cable Texas LLC	WPPN885
0006184876	Time Warner Cable Northeast LLC	KP3939
0006184882	Time Warner Cable New York City LLC	WPOB447
0006184885	Time Warner Cable Southeast LLC	KTK417

Listed below are Bright House licenses subject to applications for pro forma transfer of control:

File No.	Licensee	Lead Call Sign
0006210354	Bright House Networks, LLC	KBR969

COMCAST/CHARTER/SPINCO DIVESTITURE TRANSACTIONS

Part 78 – Cable Television Relay Service (CARS)

Listed below are Charter licenses to be transferred to Comcast:

File No.	Licensee	Call Sign
CAR-20140613AN-09	CCO SoCal I, LLC	WAM-603
CAR-20140613AO-09	CCO SoCal I, LLC	WAM-609
CAR-20140613AP-09	CCO SoCal I, LLC	WHZ-899
CAR-20140613AQ-09	CCO SoCal I, LLC	WSA-52
CAR-20140613AR-09	CCO SoCal I, LLC	WSJ-78
CAR-20140613AS-09	CCO SoCal I, LLC	WGV-505
CAR-20140613AT-09	CCO SoCal I, LLC	WHZ-511
CAR-20140613AU-09	CCO SoCal I, LLC	WHZ-662
CAR-20140613AV-09	CCO SoCal I, LLC	WHZ-764
CAR-20140613AW-09	CCO SoCal I, LLC	WBW-21
CAR-20140613BF-09	Falcon Cable Systems Co. II, LP	WHZ-856
CAR-20140613BG-09	Falcon Cable Systems Co. II, LP	WLY-695
CAR-20140613BD-09	Falcon Telecable, a California Limited Partnership	WHZ-632
CAR-20140613BE-09	Falcon Telecable, a California Limited Partnership	WHZ-645
CAR-20140613AX-09	Falcon Community Ventures I, LP	WAY-753
CAR-20140613AY-09	Falcon Community Ventures I, LP	WHZ-908
CAR-20140613AZ-09	Falcon Community Ventures I, LP	WLY-441
CAR-20140613BA-09	Falcon Community Ventures I, LP	WLY-446
CAR-20140613BB-09	Falcon Video Communications, L.P.	WGJ-868
CAR-20140613BC-09	Rifkin Acquisition Partners, LLC	WGZ-305

Listed below are Comcast licenses to be assigned to SpinCo:

File No.	Licensee	Call Sign
CAR-20140612AB-08	Comcast of Alabama, Inc.	WBG-892
CAR-20140612AA-08	Comcast of Kentucky/Tennessee/Virginia, LLC	WLY-894

Listed below are Charter licenses subject to applications for pro forma restructuring:

File No.	Licensee	Call Sign
CAR-20140613AB-08	Falcon Telecable, a California Limited Partnership	WGV-576
CAR-20140612AC-09	CC VIII Operating, LLC	WLY-689
CAR-20140613AA-09	CC VIII Operating, LLC	KQQ-26
CAR-20140612AD-09	CC VIII Operating, LLC	WLY-669
CAR-20140613AC-09	Charter Cable Partners, LLC	WGJ-444
CAR-20140613AD-09	Charter Cable Partners, LLC	WLY-637
CAR-20140613AE-09	Bresnan Communications, LLC	WBH-637
CAR-20140613AF-09	Bresnan Communications, LLC	WHZ-634
CAR-20140613AG-09	Bresnan Communications, LLC	WHZ-748
CAR-20140613AH-09	Bresnan Communications, LLC	WLY-332
CAR-20140613AI-09	Bresnan Communications, LLC	WLY-563
CAR-20140613AJ-09	Bresnan Communications, LLC	WLY-838
CAR-20140613AK-09	Bresnan Communications, LLC	WLY-839

CAR-20140613AL-09	Bresnan Communications, LLC	WLY-861
CAR-20140613AM-09	Bresnan Communications, LLC	WLY-914

Part 25 – Satellite Communications Registrations

Receive-Only Earth Station Registrations

Listed below are Charter registrations subject to applications for assignment or transfer of control to Comcast:

File No.	Registration Holder	Call Sign
SES-ASG-20140604-00428	Renaissance Media LLC	E7061

SES-ASG-20140604-00473	Charter Communications VI, LLC	E5824
E7475
E7992
E880118
E880175
KQ32
WG59

SES-ASG-20140604-00478	Robin Media Group, Inc.	E2380
E8172
E870847
E890917
WF25
WK73

SES-ASG-20140604-00479	Charter Communications, LLC	E010328
E050294
E070116
E110071
E110074
E110076
E110077
E7233
E7385
E940159
WE80
WR42
WS56

SES-ASG-20140604-00480	Charter Communications Entertainment I, LLC	E4255
E6392
E980448
E990507
E990508
E990509
E990511

SES-ASG-20140604-00481	Charter Communications, LLC	E3518

SES-ASG-20140604-00483	HPI Acquisitions Co., LLC	WH33

SES-ASG-20140604-00491	Plattsburgh Cablevision Inc.	E6784

SES-ASG-20140604-00492	Tennessee, LLC	E050329

SES-T/C-20140604-00397	The Helicon Group, L.P.	E040177
WZ93

SES-T/C-20140604-00398	Marcus Cable Associates, L.L.C.	E000185
E000199
E4191
E872103
E940402
E940404
E940407
KQ79
WR33

SES-T/C-20140604-00402	Falcon Cable Media, a California Limited Partnership	WU58

SES-T/C-20140604-00413	Falcon Video Communications, L.P.	E090183
E110006
E5158
E880890
E920551
E920553
E940432
KT50

SES-T/C-20140604-00414	Falcon Telecable, a California Limited Partnership	E3573

SES-T/C-20140604-00415	Falcon Community Cable, LP	E2578
KM70

SES-T/C-20140604-00416	Falcon Cable Systems Co. II, LP	E030157
E910119
E910243
E910245
E930082
KJ20

SES-T/C-20140604-00417	CCO SoCal I, LLC	E020286
E030011
E030069
E2182
E2183
E2186
E2675

E5916
E7431
E8495
E860375
E881108
E890360
E891006
E920601
E960504
E980463
KF76
KG33
KR30
KV61
KZ51

SES-T/C-20140604-00418	Falcon Community Ventures I, LP	KP47

SES-T/C-20140604-00419	Cable Equities of Colorado, LLC	E050001
WU60

Listed below are Comcast/TWC registrations subject to applications for assignment or transfer of control to Charter:

File No.	Registration Holder	Call Sign
SES-ASG-20140604-00470	Time Warner Cable Midwest LLC	E2685
E2985
E3458
E4198
E5437
E872136
E880468
E9046
E930196
E940078
E9472
E950468
E980458
KF37
WF88
WN46
WQ55

SES-ASG-20140604-00471	Time Warner Cable Midwest LLC	E2425
E2426
E2427
E3436
E3505
E3506
E3550

E3551
E3952
E4172
E4338
E4341
E4478
E5020
E5498
E6449
E7300
E865184
E870893
E873416
E873418
E873420
E873614
E880888
E890798
E890832
E900073
E900577
E910224
E9194
E920186
E920188
E930031
E930144
E960299
WB50
WD20
WE47
WG76
WK50
WN89
WP20
WR73
WS44
WT29
WV36

SES-ASG-20140604-00472	Time Warner Entertainment–Advance/Newhouse Partnership	E4381

SES-ASG-20140604-00482	Time Warner Cable Midwest LLC	E3145

SES-ASG-20140604-00495	Time Warner Cable Midwest LLC	E2018

SES-T/C-20140604-00395	Insight Kentucky Partners II, L.P.	E2091
E3703
E5074

E6334

SES-T/C-20140605-00412	Insight Communications Midwest, LLC	E5828
E5921
E990037
WV66

Listed below are Comcast registrations subject to applications for assignment or transfer of control to SpinCo:

File No.	Registration Holder	Call Sign
SES-ASG-20140604-00430	Comcast of Minnesota, Inc.	E8076
E860401
E860402
E860403
E860457
E860458
E860459
E990063

SES-ASG-20140604-00431	Comcast of Arkansas/Florida/Louisiana/	E3387
Minnesota/Mississippi/Tennessee, Inc.

SES-ASG-20140604-00442	Comcast of California/Connecticut/Michigan	E2010
E6448
E860753
WE61
WG48
WZ62

SES-ASG-20140604-00443	Comcast of Connecticut/Georgia/Massachusetts/	WP39
New Hampshire/New York/North Carolina/
Virginia/Vermont, LLC

SES-ASG-20140604-00446	Comcast of Wisconsin, Inc.	E040405
E7596

SES-ASG-20140604-00447	Comcast of Mt. Clemens	E2353

SES-ASG-20140604-00455	Comcast of Minnesota/Wisconsin, Inc.	E859629
E8818

SES-ASG-20140604-00457	Comcast of California/Massachusetts/	E960287
	Michigan/Utah, Inc.	WK40

SES-ASG-20140604-00458	Comcast of Alabama, Inc.	E100049
E5497
WB48
WB49
WB52
WB63

WE41
WS94
WY90
WY91

SES-ASG-20140604-00459	Comcast of Colorado/Florida/Michigan/	E2172
	New Mexico/Pennsylvania/Washington, LLC	E2613
E3204
E6740

SES-ASG-20140604-00460	Comcast of the South	E980265
E980267
E980268

SES-ASG-20140604-00461	Comcast of Illinois/Indiana/Ohio, LLC	E000266

SES-ASG-20140604-00462	Comcast of Indiana/Kentucky/Utah	WH40

SES-ASG-20140604-00463	Comcast of Shelby, Inc.	E3926

SES-ASG-20140604-00464	Comcast of Sterling Heights, Inc.	E5457

SES-ASG-20140604-00465	Comcast of Clinton	E3925

SES-ASG-20140604-00466	Comcast of Warren	E3928

SES-ASG-20140604-00468	Comcast of Georgia/Michigan, LP	E5265

SES-ASG-20140604-00474	Comcast of Indiana/Kentucky/Utah	E5525
E6291
E940406

SES-ASG-20140604-00477	Comcast of Illinois/Indiana/Ohio, LLC	E2020
E3236
E3950
E4173
E4720
E5417
E6738
E870436
WL32
WU52
WX23
WX28

SES-ASG-20140604-00484	Comcast of Flint Inc.	E880402

SES-ASG-20140604-00485	Comcast of Colorado/Florida/Michigan/	WK65
New Mexico/Pennsylvania/Washington, LLC

SES-ASG-20140604-00487	Comcast Cable Investors, LP	WJ72

SES-ASG-20140604-00490	Comcast of Florida/Washington, LLC	E010103

SES-ASG-20140604-00493	Comcast of Paducah Inc.	WE64

SES-ASG-20140604-00494	Comcast of Quincy Inc.	E020124

SES-ASG-20140604-00496	Comcast of Indiana/Kentucky/Utah	E920423

SES-ASG-20140619-00534	Comcast of Michigan III, Inc.	WE77

SES-ASG-20140630-00549	Comcast of Michigan I, Inc.	E6003

SES-T/C-20140604-00423	Comcast of Michigan, LLC	WH97
WT78

SES-T/C-20140604-00424	Comcast of Fort Wayne Limited Partnership	E4367
E4437
WM32

SES-T/C-20140604-00426	Comcast of Indianapolis, L.P.	E3025
E3026
E3027

Listed below are Comcast registrations subject to applications for pro forma restructuring:

File No.	Registration Holder	Call Sign
SES-ASG-20140604-00429	Comcast of Missouri, Inc.	E970151
E970337
KG58

SES-ASG-20140604-00449	Comcast of Arizona, Inc.	E010330

SES-ASG-20140604-00450	Comcast of Georgia/South Carolina, Inc.	E3565
E3651
E860298
E9427
E950125
E960021
WB89

SES-ASG-20140604-00452	Comcast of California/Massachusetts/	E950219
Michigan/Utah, Inc.

SES-ASG-20140604-00453	Comcast of New Mexico, Inc.	E8529
E8918
E990538
KH33

SES-ASG-20140604-00454	Comcast MO Group, Inc.	E3953

SES-ASG-20140604-00456	Comcast of Georgia/Virginia, Inc.	E5908
E870846
E950482
E960093
E980300
WL86
WR87

SES-ASG-20140604-00475	Comcast of California/Colorado/Florida/Oregon, Inc.	E920431
WF81
WT77
WT94
WU38

SES-ASG-20140604-00476	Comcast of Arkansas/Florida/Louisiana/	E2481
	Minnesota/Mississippi/Tennessee, Inc.	E3561
E4281
E6144
E920573
E920598
E940517
KD80
KR31
WL84
WR53
WZ34

SES-ASG-20140604-00488	Comcast of Miami, Inc.	E5845

SES-ASG-20140604-00489	Comcast of Georgia/Massachusetts, Inc.	WJ82

SES-T/C-20140604-00401	Comcast of New Jersey II, LLC	E860651
E890641

SES-T/C-20140604-00403	Comcast of Connecticut/Georgia/Massachusetts/	E2364
	New Hampshire/New York/North Carolina/	E3193
	Virginia/Vermont, LLC	E4438
E4439
E4853
E5674
E6301
E6617
E859862
E860184
E9003
E9004
E9005

E9032
E910437
E960172
WF57
WF73
WH56
WJ42
WM93
WR89
WS39
WT81
WU55

SES-T/C-20140604-00404	Comcast of Boston, Inc.	E6510
E8220

SES-T/C-20140604-00405	Comcast of Fresno, Inc.	E060385
E070090

SES-T/C-20140604-00406	Comcast of Brockton, Inc.	E6064

SES-T/C-20140604-00407	Comcast of Maine/New Hampshire, Inc.	E890810

SES-T/C-20140604-00408	Comcast of Massachusetts I, Inc.	E5699
WD52

SES-T/C-20140604-00409	Comcast of Massachusetts/New Hampshire, LLC	E7227

SES-T/C-20140604-00410	Comcast of Massachusetts III, Inc.	E070236
E920565
E920566
E920567
E920568
E920569
E920571

SES-T/C-20140604-00420	Comcast of Sacramento II, LLC	E030056

SES-T/C-20140604-00421	Comcast of Southern New England, Inc.	E7627

SES-T/C-20140604-00422	Comcast of California/Illinois, LP	E4709

SES-T/C-20140604-00425	Comcast of Central NJ II, LLC	E3130
E3712
E3727
E859857
E8685
E890528
E950465

Section 214 Authorizations

Part 63 – Domestic Section 214 Authority

The Divestiture Applicants have filed applications for consent to the transfer of control of domestic section 214 authorities in connection with the Divestiture Transactions described above.67  Applicants do not request streamlined treatment for these applications under section 63.03(b) of the Commission’s rules.68

Part 63 – International Section 214 Authorizations

Listed below are authorizations requested for SpinCo:

File No.	Authorization Holder	Authorization Number
ITC-214-20140604-00166	Midwest Cable Phone, LLC	(Requesting new Section 214 authorization)

Parts 90 and 101 – Private Wireless Licenses

Listed below are Charter licenses to be transferred to Comcast:

File No.	Licensee	Lead Call Sign
0006307076	CCO SoCal I, LLC	WQKG921
0006307974	Charter Communications VI, LLC	WQKG925
0006307978	Charter Communications, LLC	KLP528
0006306926	Charter Communications, LLC	WQSZ994
0006307080	Falcon Cable Systems Co. II, LP	WQKG920
0006309990	Plattsburgh Cablevision, Inc.	KVE945

Listed below are Comcast/TWC licenses subject to applications for assignment to Charter:

File No.	Licensee	Lead Call Sign
0006309092	Time Warner Cable Midwest LLC	WNJQ722
0006309110	Time Warner Cable Midwest LLC	WQGH689

67 Application of Charter Communications, Inc., Transferor, and Comcast Corporation, Transferee, for Consent to Transfer Control of Domestic Authority Pursuant to Section 214 of the Communications Act of 1934, as Amended, MB Docket No. 14-57 (filed June 5, 2014); Application of Comcast Corporation, Transferor, and Charter Communications, Inc., Transferee, for Consent to Transfer Control of Domestic Authority Pursuant to Section 214 of the Communications Act of 1934, as Amended, MB Docket No. 14-57 (filed June 5, 2014); Application of Comcast Corporation, for Itself and Its Subsidiaries, Assignors, and Midwest Cable, Inc. for Itself and Its Subsidiaries, Assignees, for Consent to the Assignment of Certain Customers and Assets of Authorized Domestic Carriers Pursuant to Section 214 of the Communications Act of 1934, as Amended, MB Docket No. 14-57 (filed June 5, 2014).

68 47 C.F.R. § 63.03(b).

Listed below are Charter licenses subject to applications for pro forma restructuring:

File No.	Licensee	Lead Call Sign
0006309479	Charter Communications Operating, LLC	WQRJ762
0006309529	Bresnan Communications, LLC	WNKK403
0006309555	CC Michigan, LLC	WQLA501
0006309577	Charter Communications, LLC	WQLA212
0006309579	CC VIII Operating, LLC	WQMP777

Listed below are Comcast licenses subject to applications for pro forma restructuring:

File No.	Licensee	Lead Call Sign
0006313774	Comcast of California/Massachusetts/Michigan/Utah, Inc.	WQQU401
0006313789	Comcast of Georgia/Virginia, Inc.	WNES554
0006307815	Comcast of Massachusetts I, Inc.	WQPZ810

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on May 23, 2014, Comcast filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.